FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   1 June 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 in tune with Sony Music sent to the London Stock Exchange on 1 June 2004 press release
PR0417

                           O2 IN TUNE WITH SONY MUSIC
                    - RELEASES FIRST INTEGRATED MUSIC PLAYER


Released: 1 June 2004

mmO2's German operation, O2 Germany, today announced that it is co-operating with Sony Music Germany to offer customers new singles two weeks ahead of the CDs hitting the shelves in shops. To coincide with the deal - the broadest such agreement signed to date - O2 Germany also launched today the first integrated digital music player and mobile phone, the Siemens SX1 Music.

In addition to the exclusive pre-release singles, more than 35,000 songs on the Sony music label will now be available for download from O2 Germany's online music shop, which also offers a selection of more than 100,000 tracks from other leading publishers and is the first service of its kind in the German market. Tracks may be downloaded for as little as 99 euro cents.

Balthasar Schramm, president of Sony Music Entertainment, GSA, said: "In the future, the marketing of music as a download or stream will be an essential component of the music business. O2 is the first mobile communications company to offer songs for downloading onto users' handsets. That is innovative and points the way ahead. Music downloads via mobile connections will soon be the norm - at high quality, direct to the mobile player and paid for via the phone bill. We are delighted to be taking this pioneering path together with our partner O2."

The new SX1 Music handset, which will retail in Germany from $149.99, comes with a replaceable 128 MB memory board that can accommodate some 120 songs. Storage capacity can be increased further through the use of standard memory boards.

Rudolf Groger, chief executive officer of O2 Germany, added: "The cooperation with Sony Music and launch of the Siemens SX1 Music builds on our lead in this market following the launch last month in Germany and the UK of the existing standalone Digital Music Player which is already proving hugely popular with customers."

In addition to Sony Music and to provide the very best music available, mmO2 has, in a world-first, already partnered with global brand MTV and some of the largest music providers in the world, including BMG, Edel, Kontor, Universal, AIM (Independent record labels) and Warner Music International. O2 Germany also has a deal with VIVA, enabling customers to download songs from the number one German chart as well as having accessing to the VIVA MMS information service.

                                    - ends -

mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has nearly 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP 5.646 billion. Data represented 22.0% of total service revenues in the quarter ending 31 March 2004.

David Nicholas Simon Gordon
Director of Communications Press Relations Manager mmO2 plc mmO2 plc david.nicholas@o2.com simon.gordon@o2.com t: +44 (0) 771 575 9176 t: +44 (0)771 007 0698

O2 Germany press office: 089/ 24 42 - 12 14

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 1 June 2004                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary